## Contact

www.linkedin.com/in/deborah-cullen-750311193 (LinkedIn)

# Deborah Cullen

Chief Financial Officer at World Tree
United States

## Summary

A veteran in managing financial operations and long-term strategic financial planning. Experience includes managing and directing functions such as budget, accounting, financial reporting, forecasting, procurement, payroll, risk management, and contract management. Has also managed audits of organizations with annual budgets ranging from $10M to $150M.

Currently working toward a more sustainable future as World Tree's Chief Financial Officer.

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## Experience

### World Tree
Chief Financial Officer
October 2019 - Present (4 years 1 month)
El Segundo, California, United States

### City of Rancho Palos Verdes
Director of Finance
June 2015 - October 2019 (4 years 5 months)
Rancho Palos Verdes, California

### City of El Segundo
Director of Finance
April 2006 - June 2015 (9 years 3 months)
El Segundo, CA.

Managed all financial operations and long-term strategic planning for the city. Responsibilities included hiring and developing finance/administrative staff, development of 5-year forecast. Managed the implementation of new budget software and upgrade of financial software. Managed and directed functions that included financial reporting, forecasting, budget, accounting, procurement, risk management, contract management, and payroll.

### Mayer Hoffman McCann P.C.

Senior Managaer
December 2000 - April 2006 (5 years 5 months)
Irvine, CA.

Responsibilities included managing, coordinating and scheduling activities for audit teams.  Reviewed audit work papers and prepare client reports. Consulted with clients and assisted audit teams in resolving diverse and complex issues in the field.

United State Postal Servcie
Director Finance and Business Strategies
December 1994 - November 2000 (6 years)
Washington D.C. Metro Area

Managed all financial operations for Expedited/Package Services (E/PS) Strategic Business Unit responsible for generating over $5 billion in revenue. Responsibilities included hiring and developing finance/administrative staff, development of E/PS business plan for Board approval, profit and loss statements and development of a 5-year strategic plan.  Managed and directed functions that included financial reporting, forecasting, budget, accounting, procurement, contract management, travel/relocation and payroll.

United State Postal Service
Manager of Finance
January 1974 - April 2000 (26 years 4 months)
Long Beach, CA.

Managed and directed activities that supported $500 million expense budget, $30 million capital budget and $600 million revenue target.  Managed and directed 11 managers and 53 support staff in finance and administrative services that supported 44 post offices that employed over 10,000 employees and served postal customers in the Los Angeles and Orange County areas.

## Education

University of Phoenix
Bachelor of Science - BS, Business Administration and Management, General · (1991 - 1994)

The Wharton School
Finance Management Program · (1995 - 1995)